                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13GA

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                              INVESTORS BANK CORP.
                              --------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   461765 10 9
                                 --------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / / . (A fee is not required only if the filing person: (1) has a previous statement on filing reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                                Page 1 of 3 Pages

CUSIP No. 461765 10 9                 13GA                   Page 2 of  3 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John G. Lohmann, Jr.
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                            (b) / /
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States (Minnesota)

               5.   SOLE VOTING POWER

  NUMBER OF         276,777 (includes 18,333 shares purchaseable upon
                    exercise of options, 22,507 shares held in 401(k)
   SHARES           account as of 9/30/94, 31,389 shares subject to
                    restricted stock agreements and certain forfeiture
BENEFICIALLY        provisions and 4,977 held by spouse or children
                    for which beneficial ownership is disclaimed).
  OWNED BY
               6.   SHARED VOTING POWER
    EACH
               7.   SOLE DISPOSITIVE POWER
 REPORTING
                    276,777 (includes 18,333 shares purchaseable upon exercise
  PERSON            of options, 22,507 shares held in 401(k) account as of
                    9/30/94, 31,389 shares subject to restricted stock
   WITH             agreements and certain forfeiture provisions and 4,977 held by spouse or children for which beneficial ownership is disclaimed).

               8.   SHARED DISPOSITIVE POWER

9.   AGGREGATE  AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     276,777

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.9%

12.  TYPE OF REPORTING PERSON*
     IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 4 of Amendment No. 6 to the Statement of Ownership and amendments thereto filed by John G. Lohmann, Jr. pursuant to Rules 13d-1(c) and 13d-2(b) under Section 13(d) of the Securities Exchange Act of 1934, as amended, is hereby further amended by restating such item to add or to update the information contained therein as set forth below:

Item 4    Ownership:

          (a)  Amount beneficially owned: 276,777(1)

          (b)  Percentage of Class: 7.9%

          (c)  Number of Shares as to which such person has:

               (i)   Sole power to vote or direct the vote: 276,777(1)

               (ii)  Shared power to vote or direct the vote:  0

               (iii) Sole power to dispose or direct the disposition: 276,777(1)

               (iv)  Shared power to dispose or direct the disposition:  0

          ____________
          1. Includes 18,333 shares purchaseable upon exercise of options, 22,507 shares held in 401(k) account as of 9/30/94, 31,389 shares subject to restricted stock agreements and certain forfeiture provisions and 4,977 held by spouse or children for which beneficial ownership is disclaimed.


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  February 13, 1995

                                          By:  /s/ John G. Lohmann, Jr.
                                              ---------------------------------
                                                   John G. Lohmann, Jr.